UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934


	The Titan Corporation
(Name of Issuer)

	Common Stock
(Title of Class of Securities)

	888266103
(CUSIP Number)

Mr. Jack D. Witt
1402 Gamble Lane
Escondido, CA 92029
	(619) 565-4250

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

	May 24, 1996

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D
CUSIP No.  888266103
	Page 2 of 6 Pages


NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1		Mr. Jack D. Witt      Social Security Number:
###-##-####


CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a) [_]
	(b) [_]


SEC USE ONLY
3


SOURCE OF FUNDS*
4						OO


CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
5	[_]


CITIZENSHIP OR PLACE OF ORGANIZATION
6						United States


NUMBER OF			SOLE VOTING POWER
7		1,177,584
SHARES

SHARED VOTING POWER
BENEFICIALLY		8		0



OWNED BY				SOLE DISPOSITIVE POWER
9		1,177,584
EACH

SHARED DISPOSITIVE POWER
PERSON			10		0

WITH

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11						1,177,584


CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
12						[_]


PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13						7.36%


TYPE OF REPORTING PERSON*
14 						IN






Item 1.	Security and Issuer.

Security:	The Titan Corporation Common Stock,
Par Value $.01 per share

Issuer:	The Titan Corporation (Titan), a
Delaware Corporation

Address:	3033 Science Park Road
San Diego, California 92121

Item 2.	Identity and Background.

Name:				Jack D. Witt
Address:			1402 Gamble Lane
Escondido, California
92029

Principal Occupation:	Consultant

Citizenship:			U.S.

Mr. Witt has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Nor has Mr. Witt, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Witt acquired the 1,177,584 shares of Common
Stock on May 24, 1996 in connection with Titan's acquisition (the
Acquisition) of Eldyne, Inc. and Unidyne Corporation.

Also in connection with the Acquisition, Mr. Witt acquired 500,000 shares of Series B Cumulative Convertible Redeemable Preferred Stock (Series B Preferred Stock) of Titan.
The Series B Preferred Stock is entitled to one vote per share, voting together with the holders of outstanding Titan Common Stock, on all matters submitted for a stockholder vote. The Series B Preferred Stock is convertible at Witt's option into shares of Titan Common Stock at a conversion price of $9.00 per share (subject to customary anti-dilution adjustments) from November 24, 1996 through November 24, 1997. If all shares of Series B Preferred Stock were convertible and converted, the percentage of Titan Common Stock owned by Witt would be 9.25%.


Item 4.	Purpose of Transaction.

The acquisition of shares of Common Stock described herein was made for investment purposes. Witt may, in the future, purchase or dispose of additional shares of Common Stock. Witt does not have any present plan or proposal which would relate to or result in a transaction of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer.

Mr. Witt is the sole beneficial owner of 1,177,584 shares of Titan Common Stock. Mr. Witt is also the sole beneficial owner of 500,000 shares of Series B Preferred Stock of Titan. Such shares of Series B Preferred Stock are convertible into 333,333 shares of Titan Common Stock from November 24, 1996 through November 24, 1997. Mr. Witt has sole voting and investment power with respect to all such shares; provided, however, that pursuant to a Stockholder's Agreement entered into between Witt and Titan in connection with the Acquisition, Witt has agreed for a period of two years to vote all shares of Titan Common Stock and Series B Preferred Stock in proportion to the vote of the other outstanding voting securities of Titan in respect of each proposal submitted for a stockholder vote.


Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Titan and Witt have entered into a Stockholder's
Agreement pursuant to which Witt has agreed for a period of two years from May 24, 1996 to vote all shares of Titan Common Stock and Titan Series B Preferred Stock in proportion to the vote of the other outstanding voting securities of Titan in respect of each proposal submitted for a stockholder vote.

Titan, Witt and certain other persons are parties to a registration rights agreement pursuant to which all shares of Titan Common Stock issued in connection with the Acquisition and issuable upon conversion of the Series B Preferred Stock will be registered under the Securities Act of 1933, as amended.

Witt has pledged 250,000 shares of Titan Common
Stock as security for a $900,000 promissory note of Witt in favor of Joretta Watts.

Item 7.	Material to be Filed as Exhibits.

1.	Stockholder's Agreement dated as of May 24,
1996 between The Titan Corporation and Jack
D. Witt.

2.	Registration Rights Agreement dated as of May
24, 1996 among The Titan Corporation, Jack D.
Witt and others.

3.	Note and Stock Pledge Modification Agreement,
dated as of May 24, 1996, by and between Jack
D. Witt, Glenna J. Witt and Joretta Watts.

4.	Stock Pledge Agreement, dated as of January
30, 1996, by and among Jack D. Witt, Glenna
J. Witt, Unidyne Corporation and Joretta
Watts.




SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 30, 1996


By:
	/s/

Jack D.
Witt


Exhibit 1
	STOCKHOLDER'S AGREEMENT

		This STOCKHOLDER'S AGREEMENT (this "Agreement") dated as of May 24, 1996 is by and among The Titan Corporation, a Delaware corporation (the "Company") and Mr. Jack Witt ("Witt").
In order to induce the Company to enter into the Agreement and Plan of Reorganization of Eldyne, Inc. and the Agreement and Plan of Reorganization of Unidyne Corporation dated the date hereof (collectively, the "Reorganization Agreements"), Witt agreed to execute and deliver this Agreement. The execution and delivery of this Agreement is a condition to the closings under the Reorganization Agreements.

		The parties hereby agree as follows:

		1.	Voting of Stock.  For a period of two (2)
years from and after the closing under the Reorganization Agreements, Witt shall cause all shares of the Company's common stock, $.01 par value per share ("Common Stock"), and preferred stock, $1.00 par value per share (collectively, the "Stock"), which Witt has the right to vote to be voted in proportion to the vote of the other outstanding voting securities of the Company in respect of each proposal submitted for a vote of the Company's stockholders.

		2.	Transfer Restrictions.

		(a)	Witt shall not directly or indirectly sell or
otherwise transfer in any manner any shares of Common Stock received by Witt pursuant to the Reorganization Agreements or upon conversion of Series B Cumulative Convertible Redeemable Preferred Stock (such Common Stock, the "Reorganization Shares") (or enter into agreements or undertakings with respect to any of the foregoing) except that (i) Witt may register Reorganization Shares for sale pursuant to the Registration Rights Agreement of even date herewith by and between the Company and Witt and others; provided, however, that any sales or other transfers by Witt pursuant to the Registration Rights Agreement shall be subject to a maximum of 20,000 Reorganization Shares in each day on a non-cumulative basis;
(ii) after two (2) years from the date hereof, Witt may sell Reorganization Shares in the manner permitted by Rule 144, as presently in effect, promulgated under the Securities Act of 1933, as amended, (the "Securities Act"); (iii) Witt may sell Reorganization Shares in any tender offer made by the Company for its Common Stock or any tender offer approved by the Company's
Board of Directors; and (iv) Witt may sell Reorganization Shares in other transactions with the Company's prior consent, which consent shall not be unreasonably withheld or delayed.

		(b)	Witt shall not directly or indirectly sell or
otherwise transfer in any manner any shares of the Company's Series
B Cumulative Convertible Redeemable Preferred Stock (the "Series B Preferred Stock") (or enter into agreements or undertakings with respect to any of the foregoing).

		(c)	The Company may enter a stop transfer order
with the transfer agent (or agents) and the registrar (or registrars) of the Reorganization Shares held by Witt prohibiting transfers except in compliance with the requirements of this Agreement. The Company agrees to remove promptly any stop transfer order with respect to, and issue promptly unlegended certificates in substitution for, certificates for any such Reorganization Shares that are no longer subject to or are to be transferred in compliance with the restrictions contained in this Agreement.

		3.	Legends.  Witt agrees that the certificates
representing the Reorganization Shares and the Series B Preferred
Stock shall bear the following legends:

			"THE SHARES REPRESENTED BY
THIS CERTIFICATE ARE SUBJECT TO
CERTAIN RESTRICTIONS ON TRANSFER AND
VOTING SET FORTH IN A STOCKHOLDER'S
AGREEMENT DATED AS OF MAY ___, 1996.
A COPY OF SUCH AGREEMENT MAY BE
OBTAINED FROM THE COMPANY UPON
REQUEST.

			THE SHARES REPRESENTED BY THIS
CERTIFICATE HAVE NOT BEEN REGISTERED
UNDER THE SECURITIES ACT OF 1933 AND
MAY NOT BE TRANSFERRED OR
HYPOTHECATED WITHOUT PRIOR
REGISTRATION UNDER SAID ACT OR AN
EXEMPTION THEREFROM ESTABLISHED TO
THE SATISFACTION OF THE COMPANY."

		4.	Recapitalizations, Exchanges, Etc. Affecting
the Company's Stock. The provisions of this Agreement shall apply, to the fullest extent set forth herein, to any and all shares of capital stock of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets, or otherwise) that may be issued in respect of, in exchange for, or in substitution of the Company's Stock and shall be appropriately adjusted for any stock dividends, splits, reverse splits, combinations, recapitalizations and the like occurring after the date hereof.

		5.	Injunctive Relief.  In the event of a breach
or threatened breach of this Agreement by Witt, the parties agree that money damages, alone, would be an inadequate remedy, and that the Company may apply for and obtain injunctive and other equitable relief without necessity of bond or other security, to prevent or remedy such breach.

		6.	Piggyback Registrations.

		(a)	Each time the Company decides to file a
registration statement under the Securities Act (other than on Forms S-4 or S-8) covering an underwritten public offering of its Common Stock, the Company shall give written notice thereof to Witt. The Company shall, at its expense, include in such registration statement such shares of Common Stock which Witt requests in writing within 20 days after such written notice has been given. The Common Stock of Witt shall be included in the underwriting on the same terms and conditions as the Common Stock otherwise being sold through the underwriters.

		(b)	Notwithstanding Section 6(a), if in the good
faith judgment of the managing underwriter of such offering the inclusion of all of the shares of Common Stock requested by Witt to be registered would interfere with the successful marketing of the Common Stock to be offered by the underwriters, the Common Stock to be included at the request of Witt shall be reduced to such smaller number as may be determined by the managing underwriter of such offering.

		7.	Miscellaneous.

		(a)	Successors, Assigns and Transferees.  This
Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, heirs, legatees, successors and assigns, but shall not be binding on any third party to whom Witt has transferred or sold his Reorganization Shares in accordance with clauses (i)-(iii) of Section 2(a) hereof. Each transferee of Reorganization Shares from Witt or a subsequent transferor (excluding transferees who acquired their shares in accordance with clauses (i)-(iii) of Section 2(a) hereof) shall take such Reorganization Shares subject to the same restrictions as existed in the hands of the transferor. Reorganization Shares sold to the public pursuant to an effective Registration Statement shall no longer by subject to any of the provisions of this Agreement.

		(b)	Disputes.    Any controversy or dispute
between the Company and Witt, including the enforceability of this arbitration clause, shall be settled by binding arbitration before a single arbitrator in San Diego, California in accordance with the Commercial Arbitration Rules of the American Arbitration Association, Expedited Procedures. The governing law of such arbitration shall be as set forth in Section 7(c) hereof. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.

		(c)	Law.  This Agreement shall be governed by and
construed in accordance with the laws of the State of Delaware, without regard to choice of law or conflicts of law principles.

		(d)	Contravention.  If any provision of this
Agreement contravenes any applicable law or regulation, the remainder of the Agreement shall be given effect as though such provision was not present, and in a manner so as to achieve the objective of such provision as nearly as possible without contravening the law.

		(e)	Integration.  This Agreement is the only
agreement between these parties on this subject matter, and supersedes any and all prior agreements and understandings on this subject.

		(f)	Amendment.  This Agreement may be amended,
modified or supplemented only by written agreement of the party or parties hereto against whom enforcement of such amendment, modification or supplement is sought.

		(g)	Termination.  The parties' respective
obligations under this Agreement shall terminate upon the second anniversary of the date of the closing under the Reorganization Agreements, except that Witt's obligations under Section 2(b) hereof shall survive until such time as all outstanding shares of the Company's Series B Preferred Stock shall have been converted or redeemed by the Company.



		IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



	THE TITAN
CORPORATION



	By:  David A.
Hahn

	Title:  Senior
Vice President,

General Counsel and Secretary




	JACK WITT







Exhibit 2

	THE TITAN CORPORATION

	____________________

	REGISTRATION RIGHTS AGREEMENT





















	Dated as of April 24, 1996








	THE TITAN CORPORATION

	3033 Science Park Road
	San Diego, California 92121


		This Registration Rights Agreement ("Agreement") is made and entered into as of May 24, 1996, by and among The Titan Corporation, a Delaware corporation (the "Company"), Jack Witt ("Witt") and the other persons listed on the signature pages hereto (Witt and such other persons being herein referred to collectively as the "Investors" and individually as an "Investor"). In order to induce the Investors to enter into or approve, as applicable, the Agreement and Plan of Reorganization of Eldyne, Inc. dated April 19, 1996 and the Agreement and Plan of Reorganization of Unidyne, Inc. dated April 19, 1996 (together, the "Reorganization Agreements"), the Company has agreed to provide the registration rights set forth in this Agreement. The execution of this Agreement is a condition to the closings under the Reorganization Agreements.


		The parties hereby agree as follows:

1.	Definitions

	As used in this Agreement, the following capitalized terms shall have the following meanings:

		Board:  The Board of Directors of the Company.

		Claim: Any loss, claim, damages, liability or expense (including the reasonable costs of investigation and legal fees and expenses).

		Common Stock: The common stock, par value $.01 per share, of the Company.

		Equity Security: Any capital stock of the Company or any security convertible, with or without consideration, into any such stock, or any security carrying any warrant or right to subscribe to or purchase any such stock, or any such warrant or right.

		Exchange Act: The Securities Exchange Act of 1934, as from time to time amended.

		Holder: The beneficial owner of a Registrable Security. For all purposes of this Agreement, the Company shall be entitled to treat the record owner of a Registrable Security as the beneficial owner of such security unless the Company has been given written notice of the existence and identity of a different beneficial owner.

		Indemnified Holder:  Any Holder of Registrable
Securities, any officer, director, employee or agent of any such Holder and any Person who controls any such Holder within the meaning of either Section 15 of the Securities
Act or Section 20 of the Exchange Act.

		Misstatement: An untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration
Statement, Prospectus or preliminary prospectus not misleading.

		Person: A natural person, partnership, corporation, business trust, association, joint venture or other entity or a government or agency or political subdivision thereof.

		Prospectus: The prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

		Registration: A registration pursuant to Section 2 hereof.

		Registration Expenses: The out-of-pocket expenses of the Registration, including:

			(1)	all registration and filing fees
(including fees with respect to filings required to be made with the National Association of Securities
Dealers);

			(2)	fees and expenses of compliance with
securities or blue sky laws (including fees and disbursements of counsel for selling holders in connection with blue sky qualifications of the Registrable Securities and determinations of their eligibility for investment under the laws of such jurisdictions as the holders of a majority of the Registrable Securities being sold may designate);

			(3)	printing expenses;

			(4)	fees and disbursements of counsel for
the Company, and of not more than one firm of attorneys for the sellers of the Registrable
Securities; and

			(5)	fees and disbursements of all
independent certified public accountants of the Company incurred specifically in connection with such Registration.

		Registrable Securities: (a) All shares of Common Stock issued to the Investors pursuant to the Reorganization Agreements, (b) all shares of Common Stock issued upon conversion of the Company's Series B Cumulative Convertible Redeemable Preferred Stock, and (c) any securities issued or issuable with respect to such Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided that any such share or other security shall be deemed to be a Registrable Security only if and so long as it is a Transfer Restricted Security.

		Registration Statement: The registration statement which covers Registrable Securities pursuant to the provi-sions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

		Securities Act: The Securities Act of 1933, as from time to time amended.

		SEC:  The Securities and Exchange Commission.

		Transfer Restricted Security: A security that has not been sold to or through a broker, dealer or underwriter in a public distribution or other public securities transaction or sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Rule 144 promulgated thereunder (or any successor rule). The foregoing notwithstanding, a security shall remain a Transfer Restricted Security until (i) all stop transfer instructions or notations and restrictive legends with respect to such security have been lifted or removed and (ii) the Holder of such security has received at Company expense an opinion of counsel to the Company, to the effect that such shares in such Holder's hands are freely transferable in any public or private transaction without registration under the Securities Act (or such Holder has waived receipt of such opinion).

		underwritten registration or underwritten offering:
A registration in which securities of the Company are sold to an underwriter for distribution to the public.

2.	Registration

	(a)	Timing of Registration

		The Company shall file the Registration Statement under the Securities Act covering the shares of Registrable Securities that are the subject of this Agreement as promptly as practicable after the closing of the transactions contemplated by the Reorganization Agreements.

		If the Company furnishes to the Holders of Registrable Securities a copy of a resolution of the Board certified by the Secretary of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company and its stockholders for such Registration Statement to be filed promptly after the closing under the Reorganization Agreements, the Company shall have the right to defer such filing for a period of not more than 90 days; provided that during such time the Company may not file a registration statement for securities to be issued and sold for its own account or that of anyone other than the Holder or Holders of Registrable Securities requesting such registration.

3.	Hold-Back Agreements

	(a)	By Holders of Registrable Securities

		Upon the written request of the managing underwriter of any underwritten offering of the Company's securities, a Holder of Registrable Securities shall not sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any Registrable Securities (other than those included in such registration) without the prior written consent of such managing underwriter for a period (not to exceed 30 days before the effective date and 90 days thereafter) that such managing underwriter reasonably determines is necessary in order to effect the underwritten public offering; provided that each of the officers and directors of the Company shall have entered into substantially similar holdback agreements with such managing underwriter covering at least the same period.

4.	Registration Procedures

	In connection with the Registration Statement pursuant to
Section 2 hereof, the Company will use its reasonable best efforts to effect such registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company will as expeditiously as possible:

	(a)	subject to Section 2(a), prepare and file with the
SEC as soon as practicable after the closing under the Reorganization Agreements the Registration Statement with respect to the Registrable Securities and use its best efforts to cause such Registration Statement to become effective and remain effective until the earlier of (i) the time that the Registrable Securities covered by such Registration Statement have been sold or
(ii) the time that the Registrable Securities covered by such Registration Statement may be sold pursuant to Rule 144(k) promulgated under the Securities Act, but in any event not later than the third anniversary of the date hereof; provided that before filing the Registration Statement or Prospectus or any amendments or supplements thereto, the Company shall furnish to the Holders of the Registrable Securities covered by such Registration Statement draft copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders, and the Company shall not file any Registration Statement or amendment thereto or any Prospectus or any supplement thereto to which the Holders of a majority of the Registrable Securities covered by such Registration Statement shall reasonably object;

	(b)	prepare and file with the SEC such amendments and
post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by Holders of a majority of the Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or for such shorter period of time during which such Registration Statement must be kept effective by the terms of this Agreement;

	(c)	promptly notify the selling Holders of Registrable
Securities and (if requested) confirm such advice in writing,

		(1)	when the Prospectus or any supplement or
post-effective amendment has been filed, and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective,

		(2)	of any request by the SEC for amendments or
supplements to the Registration Statement or the Prospectus or for additional information,

		(3)	of the issuance by the SEC of any stop order
suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose,

		(4)	of the receipt by the Company of any
notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and

		(5)	of the existence of any fact which results in
the Registration Statement, the Prospectus or any document incorporated therein by reference containing a Misstatement;

	(d)	make every reasonable effort to obtain the
withdrawal of any order suspending the effectiveness of the Registration Statement at the earliest possible time;

	(e)	furnish to each selling Holder of Registrable
Securities, without charge, at least one signed copy of the Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

	(f)	deliver to each selling Holder of Registrable
Securities without charge, as many copies of each Prospectus (and each preliminary prospectus) as such Persons may reasonably request, the Company hereby consenting to the use of each such Prospectus (or preliminary prospectus) by each of the selling Holders of Registrable Securities in connection with the offering and sale of the Registrable Securities covered by such Prospectus (or preliminary prospectus);

	(g)	prior to any public offering of Registrable
Securities, register or qualify or cooperate with the selling Holders of Registrable Securities and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as such selling Holders may designate in writing and do anything else necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

	(h)	use its reasonable best efforts to cause the
Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

	(i)	if the Registration Statement or the Prospectus
contains a Misstatement, prepare a supplement or post-effective amendment to the Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities, the Prospectus will not contain a Misstatement;

	(j)	make available for inspection by representatives of
the Holders of a majority of the Registrable Securities being sold and any attorney or accountant retained by such sellers all financial and other records and pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such representative, attorney or accountant in connection with the Registration; provided that any records, information or documents that are designated by the Company in writing as confidential shall be kept confidential by such Persons unless disclosure of such records, information or documents is required by court or administrative order; and

	(k)	otherwise use its best efforts to comply with all
applicable rules and regulations of the SEC, and make generally available to its security holders earnings statements satisfying the provisions of Section 11(a) of the Securities Act, no later than 45 days after the end of any 12-month period (or 90 days, if such period is a fiscal year) beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which statements shall cover said 12-month periods.

5.	Registration Expenses

	(a)	Registration

		The Company shall bear all Registration Expenses incurred in connection with the Registration Statement.

	(b)	Company Expenses

		The Company also will pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit, the fees and expenses incurred in connection with any listing of the securities to be registered on a securities exchange, and the fees and expenses of any Person, including special experts, retained by the Company.

6.	Indemnification

	(a)	Indemnification by Company

		The Company agrees to indemnify and hold harmless each Indemnified Holder from and against all Claims arising out of or based upon any Misstatement or alleged Misstatement, except insofar as such Misstatement or alleged Misstatement was based upon information furnished in writing to the Company by such Indemnified Holder expressly for use in the document containing such Misstatement or alleged Misstatement.

		The foregoing notwithstanding, the Company shall not be liable to the extent that any such Claim arises out of or is based upon a Misstatement or alleged Misstatement in a Prospectus,
(x) if such Misstatement or alleged Misstatement is corrected in an amendment or supplement to such Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such Indemnified Holder thereafter fails to deliver such Prospectus as so amended or supplemented prior to or concurrently with the sale to the person who purchased a Registrable Security from such Indemnified Holder and who is asserting such Claim.

	(b)	Indemnification Procedures

		If any action or proceeding (including any governmental investigation or inquiry) shall be brought or asserted against an Indemnified Holder in respect of which indemnity may be sought from the Company, such Indemnified Holder shall promptly notify the Company in writing, and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Holder and the payment of all expenses.

		Such Indemnified Holder shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such separate counsel shall be the expense of such Indemnified Holder unless (i) the Company has agreed in writing to pay such fees and expenses,
(ii) the Company shall have failed to assume the defense of such action or proceeding or has failed to employ counsel reasonably satisfactory to such Indemnified Holder in any such action or proceeding or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such Indemnified Holder and the Company, and such Indemnified Holder shall have been advised by counsel that there may be one or more legal defenses available to such Indemnified Holder that are different from or additional to those available to the Company.

		If such Indemnified Holder notifies the Company in writing that it elects to employ separate counsel at the expense of the Company as permitted by the provisions of the preceding paragraph, the Company shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Holder. The foregoing notwithstanding, the Company shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for such Indemnified Holder and any other Indemnified Holders (which firm shall be designated in writing by such Indemnified Holders) in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances.

		The Company shall not be liable for any settlement of any such action or proceeding effected without its written consent, but if settled with its written consent, or if there be a final judgment for the plaintiff in any such action or proceeding, the Company agrees to indemnify and hold harmless such Indemnified Holders from and against any loss or liability by reason of such settlement or judgment.

	(c)	Indemnification by Holder of Registrable Securities

		Each Holder of Registrable Securities agrees to indemnify and hold harmless the Company, its directors and officers and each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Holder, but only with respect to information relating to such Holder furnished in writing by such Holder expressly for use in any Registration Statement, Prospectus or preliminary prospectus. In no event, however, shall the liability hereunder of any selling Holder of Registrable Securities be greater than the dollar amount of the proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

		In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person, in respect of which indemnity may be sought against a Holder of Registrable Securities, such Holder shall have the rights and duties given the Company, and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Holder, by Sections 6(a) and 6(b) above.

	(d)	Contribution

		If the indemnification provided for in this Section 6 is unavailable to an indemnified party under Section 6(a) or
Section 6(c) above (other than by reason of exceptions provided in those Sections) in respect of any Claims referred to in such Sections, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the Indemnified Holder on the other in connection with the statements or omissions which resulted in such Claims as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the Claims referred to above shall be deemed to include, subject to the limitations set forth in Section 6(b), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim.

		The relative fault of the Company on the one hand and of the Indemnified Holder on the other shall be determined by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by the Company or by the Indemnified Holder and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such Misstatement or alleged Misstatement.

		The Company and each Holder of Registrable
Securities agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above.

		Notwithstanding the provisions of this Section 6(d), an Indemnified Holder shall not be required to contribute any amount in excess of the amount by which (i) the total price at which the securities that were sold by such Indemnified Holder and distributed to the public were offered to the public exceeds (ii) the amount of any damages which such Indemnified Holder has otherwise been required to pay by reason of such Misstatement.

		No person guilty of fraudulent misrepresentation
(within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

7.	Exchange Act Reporting Requirements

	The Company shall timely file such information, documents and reports as the Commission may require or prescribe under
Section 13 or 15(d) (whichever is applicable) of the Exchange Act. In addition, the Company shall take such other measures and file such other information, documents and reports, as shall hereafter be required by the Commission as a condition to the availability of Rule 144 under the Securities Act (or any successor provision) and the use of Form S-3.

	The Company shall forthwith upon request furnish any Holder of Registrable Securities (i) a written statement by the Company that it has complied with such reporting requirements, (ii) a copy of the most recent annual or quarterly report of the Company, and
(iii) such other reports and documents filed by the Company with the Commission as such Holder may reasonably request in availing itself of an exemption for the sale of Registrable Securities without registration under the Securities Act.

	The purpose of the foregoing requirements are (x) to enable any such Holder to comply with the current public information requirements contained in paragraph (c) of Rule 144 under the Securities Act (or any successor provision) and (y) to qualify the Company for the use of registration statements on Form S-3.

8.	Suspension of Sales

	Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each Holder of Registrable Securities shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of the supplemented or amended Prospectus required by Section 4(i) hereof, or until such Holder is advised in writing by the Company that the use of the Prospectus may be resumed, and, if so directed by the Company, such Holder shall deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

9.	Miscellaneous

	(a)	Remedies

		Each Holder of Registrable Securities, in addition to being entitled to exercise all rights provided herein, in the Reorganization Agreements and granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

	(b)	No Inconsistent Agreements

		The Company shall not on or after the date of this Agreement enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders of Registrable Securities in this Agreement or otherwise conflicts with the provisions hereof.

		Other than as disclosed on Schedule I attached hereto, the Company has not previously entered into any agreement with respect to its securities granting any registration rights to any Person. The rights granted to the Holders of Registrable Securities hereunder do not in any way conflict with and are not inconsistent with the rights granted to the Holders of the Company's securities under any such agreements.

	(c)	Amendments and Waivers

		The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or sup-plemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Holders of at least a majority of the outstanding shares of Registrable Securities.

	(d)	Notices

		All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

		(1)	if to a Holder of Registrable Securities, at
the most current address given by such Holder to the Company in accordance with the provisions hereof, which address initially is, with respect to each Investor, the address set forth on such Investor's signature page of the Reorganization Agreement, with a copy to Alan S. Rich, Esq., 2141 Palomar Airport Road, Suite 350, Carlsbad, California 92009; and

		(2)	if to the Company, initially at its address
set forth in the Reorganization Agreements, Attention:
Corporate Secretary, and thereafter at such other address, notice of which is given in accordance with the provisions hereof, with a copy to Latham & Watkins, 701 B Street, Suite
2100, San Diego, California 92101, Attention:  Scott N.
Wolfe, Esq.

		All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery. The Company shall promptly provide a list of the most current addresses of the Holders of Registrable Securities given to it in accordance with the provisions hereof to any such Holder for the purpose of enabling such Holder to communicate with other Holders in connection with this Agreement.

	(e)	Successors and Assigns

		This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties.
The foregoing notwithstanding, the registration rights granted the Holders of Registrable Securities under this Agreement may not be transferred without the prior written consent of the Company.

	(f)	Counterparts

		This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

	(g)	Headings

		The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

	(h)	Governing Law

		This Agreement shall be governed by and construed in accordance with the laws of the State of California.

	(i)	Severability

		In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

	(j)	Forms

		All references in this Agreement to particular forms of registration statements are intended to include all successor forms which are intended to replace, or to apply to similar transactions as, the forms herein referenced.

	(k)	Entire Agreement

		This Agreement and the Reorganization Agreements are intended by the parties as the final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein with respect to the registration rights granted by the Company with respect to the securities issued pursuant to the Reorganization Agreements. This Agreement and the Reorganization Agreements supersede all prior agreements and understandings between the parties with respect to such subject matter.

	[signature pages follow]


	[Registration Rights Agreement]

		IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.




	THE TITAN
CORPORATION



	By:	/s/
Gene W. Ray

	Title:
	President and
Chief Executive Officer




	JACK WITT



	By:	/s/
Jack D. Witt


	INVESTOR



	By:




Exhibit 3

	NOTE AND STOCK PLEDGE MODIFICATION AGREEMENT


		THIS NOTE AND STOCK PLEDGE MODIFICATION AGREEMENT, dated as of May 24th, 1996, by and between JACK D. WITT and GLENNA J. WITT, husband and wife, (collectively "Maker" and "Pledgor"); and JORETTA WATTS, or her assigns or successors-in-interest ("Noteholder" and "Pledgee");

	WITNESSES:

		WHEREAS, by a Stock Purchase and Sale Agreement ("Sale Agreement") dated as of December 21, 1994, Maker conveyed to Noteholder certain stock described in a Stock Pledge Agreement ("Pledge Agreement") dated as of January 30, 1995 as security for a purchase money note ("Note") dated as of January 30, 1995, in the original amount of ONE MILLION THREE HUNDRED FIFTY THOUSAND SIX HUNDRED AND NO/100 DOLLARS ($1,350,600.00) payable to the order of JORETTA WATTS who is the current holder of the Note; and

		WHEREAS, Maker and Noteholder now desire to modify the Note and Pledge Agreement as set forth herein.

		NOW, THEREFORE, in consideration of the promises and covenants set forth in this Note and Stock Pledge Modification
Agreement ("Agreement"), and other good and valuable consideration, the Maker and Noteholder agree to modify the Note as follows:


		1. MODIFICATION OF THE NOTE: The original Note is hereby modified as follows:

		Interest shall accrue on the unpaid principal balance of NINE HUNDRED THOUSAND DOLLARS ($900,000.00) from the date of this Agreement, until paid, at the rate of nine percent (9%) per annum. Principal and interest shall be payable at Noteholder's address as stated in the original Note or such other place as Noteholder may designate in twelve (12) equal consecutive quarterly installments of EIGHTY-SIX THOUSAND FOUR HUNDRED AND FIFTEEN DOLLARS AND SIXTY-SIX CENTS ($86,415.66) on the twenty-fourth (24th) day of each third
(3rd) month beginning July 24, 1996, and continuing until the entire principal sum and all accrued interest thereon is fully paid, and with the remaining principal sum and all accrued indebtedness, if not sooner paid, due and payable on April 24, 1999.

		Notwithstanding the foregoing, the entire outstanding principal balance together with all accrued interest thereon shall become at once due and payable on demand of the Noteholder at any time on or after April 24, 1999.

		Noteholder agrees that a copy of this Agreement will be attached to the Note. The Noteholder further agrees that the Note and the Modification Agreement attached thereto shall constitute a single obligation of Owner to pay the sum of NINE HUNDRED THOUSAND DOLLARS ($900,000.00) on the terms and conditions set forth in the Note as modified by this Agreement.

		2.   MODIFICATION OF THE STOCK PLEDGE AGREEMENT
			a. The Pledge Agreement is hereby modified to show that the shares of stock pledged to Noteholder set forth in paragraph 3 shall be replaced with Two Hundred and Fifty Thousand (250,000) shares of common voting stock of The Titan Corporation ("Titan"), a Delaware corporation publicly traded on the NYSE. The shares are represented by stock certificate numbers NYS 113732, and NYS 11373 registered in the name of Jack D. Witt.

			b. The provisions of paragraphs 3, 5(f) and 5(g) of the Pledge Agreement requiring Pledgor to own at least 51% of the shares of voting shares and 46% of the nonvoting shares of Unidyne corporation stock shall be altered to require that Pledgor own Two Hundred and Fifty Thousand (250,000) shares of Titan common voting stock during the term of the Pledge Agreement.

		3. NO VERBAL MODIFICATION: No statement, promise, representation or other verbal modification hereof by any person shall be binding upon any of the parties hereto.

		4. RATIFICATION: Except as specifically modified herein, the Note and Stock Pledge Agreement are hereby ratified and confirmed as in full force and effect. The provisions hereof are not intended to create a new obligation to pay money but only to modify and extend an existing obligation.


		IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their respective names:

						MAKER AND PLEDGOR:

							/s/
						JACK D. WITT


							/s/
						GLENNA J. WITT



						NOTEHOLDER AND PLEDGEE:


							/s/
						JORETTA WATTS



STATE OF CALIFORNIA
AT LARGE


		I, the undersigned, a Notary Public do hereby certify that JACK D. WITT, whose name is signed to the foregoing writing bearing the date the 24th day of May, 1996, has acknowledged the same before me.
		GIVEN under my hand and seal this ____ day of June, 1996.



								Notary
Public

My Commission Expires:


STATE OF CALIFORNIA
AT LARGE


		I, the undersigned, a Notary Public do hereby certify that GLENNA J. WITT, whose name is signed to the foregoing writing bearing the date the _____ day of May, 1996, has acknowledged the same before me.
		GIVEN under my hand and seal this ____ day of June, 1996.



								Notary
Public

My Commission Expires:



COMMONWEALTH OF VIRGINIA
AT LARGE


		I, the undersigned, a Notary Public do hereby certify that JORETTA WATTS and whose name is signed to the foregoing writing bearing the date of the 24th day of May, 1996, has acknowledged the same before me.
		GIVEN under my hand and seal, this ____ day of June, 1996.



								Notary
Public

My Commission Expires:



94209005
note-mod.bcp


Exhibit 4

	STOCK PLEDGE AGREEMENT

		THIS STOCK PLEDGE AGREEMENT ("Pledge Agreement"), is made as of the 30th day of January, 1995, by and among Jack D. Witt and Glenna J. Witt ("Pledgor"), Unidyne Corporation, a Virginia corporation ("Unidyne Corporation"), and Joretta Watts ("Pledgee").


	R E C I T A L S:

		1.	Unidyne Corporation, Jack D. Witt, and Pledgee
are parties to a Stock Purchase Agreement, dated December 19, 1994 (the "SPA") pursuant to which Pledgee sold Two Thousand Three Hundred and Four (2,304) shares of the issued and outstanding stock of Unidyne Corporation, constituting not less than 60.92% of the total issued and outstanding capital stock of Unidyne Corporation (the "Shares") to Pledgor.

		2.	Pursuant to the SPA,  Pledgor made and
delivered to Pledgee (i) a promissory note payable to Pledgee dated January 30, 1995 in the original principal amount of Five Hundred Thousand Dollars ($500,000.00), and (ii) a promissory note payable to Pledgee dated January 30, 1995 in the original principal amount of One Million Three Hundred Fifty Thousand Six Hundred Dollars ($1,350,600.00) (individually and collectively the "Note").

		3.	Pursuant to the SPA and to induce Pledgee to
enter into the SPA, Pledgor agreed to pledge at all times until the
Note is repaid in full 51% of each class of issued and outstanding voting shares on a fully diluted basis, and 46% of each class of issued and outstanding nonvoting shares, on a fully diluted basis, of Unidyne Corporation (the "Pledged Shares") to Pledgee in accordance with this Pledge Agreement as security for all obligations owed under the Note.

		NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties agree as follows:

		1.	Definitions.	All words and phrases defined
in the SPA will have the same meanings and definitions in this Pledge Agreement unless otherwise specifically defined in this Pledge
Agreement.



		2.	Obligations.	The word "Obligations" means
the obligation of Pledgor to:

			a.	pay all sums due under the provisions
of the Note in accordance with the terms of such instrument including any extensions, modifications, renewals and/or substitutions; and

			b.	pay all reasonable costs, expenses and
attorneys' fees now or afterward chargeable to, incurred by, or disbursed by Pledgee under this Pledge Agreement to enforce the terms of this Pledge Agreement.

		3.	Pledge.	For value received, Pledgor grants a
first priority perfected security interest in and pledges to Pledgee, its successors and assigns, the Pledged Shares, which as of the date of this Pledge Agreement consist of 1929 shares of Unidyne Corporation stock and are represented by Stock Certificate Number ____, as security for all of the Obligations owed to Pledgee. This pledge includes the following:

			a.	The Pledged Shares and the
certificates representing the Pledged Shares, and all distributions, dividends, cash, securities and other property at any time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of the Pledged Shares;

			b.	Any and all additional shares of
capital stock of Unidyne Corporation at any time and from time to time acquired or secured by the Pledgor and all certificates representing such additional shares, and all dividends, cash, securities and other property at any time received, receivable or otherwise distributed in respect of, or in exchange for, any or all of such additional shares to the extent necessary to cause Pledgee to hold at least 51% of each class of issued and outstanding voting shares on a fully diluted basis, and 46% of each class of issued and outstanding nonvoting shares, on a fully diluted basis, of Unidyne Corporation; and

			c.	All securities delivered to Pledgee in
substitution for or in addition to any of the foregoing, all certificates and instruments, representing or evidencing such securities, and all interest, dividends, cash, securities and other property at any time received, receivable or otherwise distributed in respect of or in exchange for any or all such Pledged Shares, additional shares, certificates, interest, cash, securities and other property to the extent necessary to cause Pledgee to hold at least
51% of each class of issued and outstanding voting shares on a fully diluted basis, and 46% of each class of issued and outstanding nonvoting shares, on a fully diluted basis, of Unidyne Corporation) (collectively called the "Pledged Collateral").

		4.	Possession of the Pledged Collateral.  To
perfect the Pledgee's security interest in the Pledged Collateral, Pledgor will deliver possession of the certificate ("Certificate") evidencing the Pledged Shares, a copy of which is attached as Exhibit A and made a part hereof by this reference, and an irrevocable stock power ("Stock Power") for the Pledged Shares, a copy of which is attached as Exhibit B and is made a part hereof by this reference, to Pledgee.


		5.	Representations and Warranties.  Pledgor and
Unidyne Corporation represent and warrant that:

			a.	The Pledged Shares are fully paid and
non-assessable;

			b.	Pledgor has placed no restrictions on
the transfer or pledge of the Pledged Shares which have not been waived;

			c.	Pledgor has the right to transfer and
pledge the Pledged Shares;

			d.	The Pledged Shares are free of all
liens and encumbrances other than the security interest created by this Pledge Agreement;

			e.	No consent or approval of any court,
governmental or regulatory authority, or any other person or entity is necessary for Pledgor or Unidyne Corporation to validly sign, deliver and perform under this Pledge Agreement;

			f.	The Pledged Collateral constitutes and
at all times until payment of the Note in full will constitute at least 51% of the issued and outstanding voting shares, on a fully diluted basis, and at least 46% of the issued and outstanding nonvoting shares, on a fully diluted basis, of capital stock of Unidyne Corporation;

			g.	Neither Pledgor nor Unidyne
Corporation have: (i) issued or will issue any other stock or rights to acquire stock of any class or character or instruments or documents that are convertible into capital stock of any class or character, or (ii) entered into or will enter into or caused or will cause Unidyne Corporation to enter into any agreements, rights, options, warrants, subscriptions or other arrangements entitling any person or entity to acquire or hold stock of any class or character or instruments or documents that are convertible into capital stock of any class or character; until all the Obligations are irrevocably paid and discharged in full unless Pledgor delivers additional Pledged Collateral to Pledgee in amounts and quantities necessary to cause Pledgee to hold at least 51% of each class of issued and outstanding voting shares on a fully diluted basis, and at least 46% of the issued and outstanding nonvoting shares, on a fully diluted basis, of Unidyne Corporation); and

			h.	While there are any Obligations
outstanding, the Pledgor shall not vote the Pledged Shares in any manner which would result in the termination of the corporate existence of Unidyne Corporation, the merger of Unidyne Corporation with any other entity or the exchange of Pledged Shares for any other shares or instruments or documents without the prior written consent of the Pledgee which may be withheld for any reason.

		6.	Voting Rights; Dividends, Etc.

			a.	So long as no event of default under
this Pledge Agreement or the Note has occurred:

				(1)	The Pledgor shall be entitled
to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Pledge
Agreement or the SPA;

				(2)	The Pledgor shall be entitled
to receive, retain and use for Pledgor's own purposes any and all distributions of cash dividends and interest payable on the Pledged Collateral, but any and all stock and/or liquidating dividends, distributions in property, returns of capital or distributions other than those described above made on or in respect of the Pledged Collateral, whether resulting from a subdivision, combination or reclassification of the outstanding capital stock of any issuer of Pledged Collateral or received in exchange for Pledged Collateral or any part thereof or as a result of any merger, consolidation, acquisition or other exchange of assets to which any such issuer may be a party or otherwise, and any and all cash and other property received in payment of the principal of or in redemption of or in exchange for any Pledged Collateral (either at maturity, upon call for redemption or otherwise), shall be immediately and become part of the collateral pledged in accordance with this Pledge Agreement and, if received by the Pledgor, shall be immediately delivered to the Pledgee or its designated agent (accompanied by proper instruments of assignment and/or stock powers executed by the Pledgor to be held subject to the terms of this Pledge Agreement); and

				(3)	The Pledgee shall execute and
deliver (or cause to be executed and delivered) to the Pledgor all such proxies, powers of attorney, dividend orders and other instruments as the Pledgor may request for the purpose of enabling the Pledgor to exercise the voting and/or consensual rights and powers which the Pledgor is entitled to exercise pursuant to subsection (1) above and/or to receive the dividends and/or interest payments which the Pledgor is authorized to receive and retain pursuant to subsection (2) above.

			b.	On the occurrence and during the
continuance of any event of default under this Pledge Agreement or the Note, all rights of the Pledgor to exercise the voting and/or consensual rights and powers which the Pledgor is entitled to exercise pursuant to subsection a.(1) above and/or to receive the dividends and interest payments which the Pledgor is authorized to receive, retain and use pursuant to subsection a.(2) above shall cease, and all such rights shall thereupon become vested in the Pledgee which shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers and/or to receive and retain such dividends and/or interest payments in accordance with the terms of this Pledge Agreement. Any and all money and other property paid over to or received by the Pledgee pursuant to the provision of this subsection shall be retained by the Pledgee as additional collateral hereunder and be applied in accordance with the provisions of Section 8.

		7.	Default; Remedies Upon Default.  Any breach of
the terms of this Pledge Agreement other than minor technical defaults that are cured within twenty (20) business days of notice from Pledgee or discovery by Pledgor and any event of default under the terms of the Note will be a default under this Pledge Agreement. On the occurrence and during the continuance of any event of default, the Pledgee may, without being required to give any notice to the Pledgor other than as provided in subsection c. below, and in addition to the exercise of its rights and remedies any other provision of this Pledge Agreement and the Note or otherwise available to it at law or in equity:

			a.	Apply any cash distributed to the
payment of any Obligations secured whether or not then due and in any order selected;

			b.	Complete each Stock Power and transfer
the Pledged Shares to Pledgee and thereafter, when and as Pledgee determines appropriate in its sole discretion, sell (in compliance with applicable securities laws) the Pledged Collateral, at public or private sale, at any broker's board, upon any securities exchange, at the offices of the Pledgee or elsewhere, for cash, upon credit or for future delivery as appropriate and commercially reasonable in accordance with the circumstances. In that connection, the Pledgee shall have the right to impose such limitations and restrictions on the sale of the Pledged Collateral as deemed to be necessary or appropriate to comply with any law, rule or regulation (federal, state or local) applicable to the sale. On consummation of any such sale, the Pledgee shall have the right to assign, transfer and deliver to the purchaser or purchasers the Pledged Collateral sold. Each purchaser at any such sale shall hold the property sold absolutely free from any claim or right on the part of the Pledgor, and the Pledgor hereby waives (to the extent permitted by law) all rights of redemption, stay and/or appraisal which the Pledgor now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. To the extent that notice of the sale is required to be given by law, the Pledgee shall give the Pledgor at least five (5) days prior written notice of its intention to make any such public or private sale, which shall be deemed to constitute reasonable notice. Such notice shall state the time and place fixed for sale. Any such sale shall be held at such time or times within ordinary business hours and at such place or places as the Pledgee may fix in the notice of such sale. At any such sale, the Pledged Collateral, or any portion to be sold, may be sold in one lot as an entirety or in separate parcels, and Pledgee may bid (which bids may be in whole or in part in the form of cancellation of the respective indebtedness) for and purchase the whole or any part of the Pledged Collateral. The Pledgee shall not be obligated to make any sale of Pledged Collateral if it determines not to do so regardless of the fact that notice of sale of Pledged Collateral may have been given. In case sale of all or any part of the Pledged Collateral is made on credit or for future delivery, the Pledged Collateral may be retained by the Pledgee until the sale price is paid by the purchaser or purchasers, but the Pledgee shall not incur any liability in case any purchaser or purchasers fail to take up and pay for the Pledged Collateral sold and, in case of any such failure, the Pledged Collateral may be sold again on like notice. As an alternative to exercising the power of sale, the Pledgee may proceed by a suit or suits at law or in equity to foreclose this Pledge Agreement and to sell the Pledged Collateral, or any portion thereof, pursuant to a judgment or decree of a court or courts of competent jurisdiction.

			c.	Pledgor acknowledges and understands
that if Pledgee seeks to sell or otherwise dispose of the Pledged Shares after a default, Pledgee may only be able to approach a limited number of potential purchasers in offering the Pledged Shares for sale and that sale under such circumstances may yield a lower price for the Pledged Shares than if it were registered and able to be sole in a public sale. Accordingly, Pledgor agrees (i) if Pledgee, under the terms of this Pledge Agreement, sells or causes the Pledged Shares or any portion of the Pledged Shares to be sold at private sale, Pledgee will have the right in its sole discretion to rely on the advice and opinion of any brokerage or investment firm with a seat on the New York Stock Exchange concerning the best manner to offer the Pledged Shares for sale and the best price reasonably obtainable for the Pledged Shares at a private sale; and (ii) reliance by Pledgee on the advice and opinion of such brokerage or investment firm may be conclusive evidence that Pledgee has disposed of the Pledged Shares involved in any such sale in a commercially reasonable manner.

		8.	Application of Proceeds of Sale.  The proceeds
of sale of any portion of the Pledged Collateral sold pursuant to
Section 7 shall be applied as follows:

		First:	The payment of the costs and expenses of such
sale, including the out-of-pocket expenses of the Pledgee and the reasonable fees and out-of-pocket expenses of counsel employed in connection with such sale, and the payment of all costs, expenses and attorneys' fees incurred in connection with the administration and enforcement of this Pledge Agreement, as well as any indemnities payable by the Pledgor, to the extent that such costs, expenses and indemnities shall not have been previously reimbursed or paid to the Pledgee;

		Second:	The remaining proceeds to Pledgee to be
applied to the payment or prepayment in full of the Obligations secured by this Pledge Agreement, whether or not then due and in any order selected by Pledgee; and

		Third:	The balance (if any) of such proceeds to the
Pledgor or as a court of competent jurisdiction may direct.

		9.	Further assurances.  The Pledgor agrees that
at any time and from time to time, at his expense, he will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Pledgee may request, to perfect and protect any security interest granted or purported to be granted by this Pledge Agreement or to enable the Pledgee to exercise and enforce its rights and remedies with respect to any Pledged Collateral.

		10.	Amendments to Documents, Etc.  Pledgor agrees
and consents that, at any time and from time to time:

			a.	The time, manner, place and/or terms
of payment or performance of the Obligations may be extended or changed in whole or in part and/or may be renewed in whole or in part or such performance may be waived, or any failure of or departure from such performance may be consented to but only in writing signed by all parties;

			b.	Any other collateral for, or any
guarantees of, the Obligations may be obtained, exchanged, released, surrendered, modified and/or otherwise disposed of by consent, but only in writing signed by all parties;

			c.	Any action may be taken under or in
respect of this Pledge Agreement, the SPA or any document delivered in connection with the SPA in the exercise of any right, remedy, power or privilege under those documents (including, without limitation, acceleration of the maturity of any Obligation or the settlement or compromise of any Obligation), or such right, remedy, power or privilege may be waived, modified or not enforced;

			d.	This Pledge Agreement may be amended
or modified in any respect for any purpose by consent, but only in a writing signed by all parties;

			e.	Any obligation to pay or perform all
or any part of the Obligations may be settled or compromised by consent, but only in writing signed by all parties; and

			f.	All or any part of the items set forth
in this Section 10 may occur without affecting this Pledge Agreement, the pledge and security interest hereby granted or the obligations of the Pledgor, all of which shall continue in full force and effect until all Obligations shall have been irrevocably paid and performed in full, and without notice to or the assent of the Pledgor.

		11.	Pledgee Appointed Attorney-in-Fact.  The
Pledgor appoints each Pledgee the Pledgor's attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Pledge Agreement and taking any action and executing any instrument which is necessary or advisable to accomplish the purposes of this Pledge Agreement, which appointment is coupled with an interest and is irrevocable. The powers of the attorney-in-fact shall only be exercised on the occurrence and continuance of a default. Specifically, in carrying out its duties under this Agreement following an event of default, the Pledgee shall have the right and power to complete the Stock Power and to receive, endorse and collect all documents and instruments made payable to the Pledgor representing any distribution (including any dividend, principal or interest payment or other distribution in cash or in kind) payable or distributable in respect of the Pledged Collateral or any part thereof, and to give full discharge for the same.

		12.	Responsibility of Pledgee; Care of Collateral.
The Pledgee or its designee shall not be liable for any action or failure to act by it relative to this Pledge Agreement or any of the Pledged Collateral except for its gross negligence or willful misconduct, and the Pledgee shall not be liable for any action or omission to act on the part of any agent appointed to act under this Pledge Agreement or with respect to the Pledged Collateral (or any part thereof) selected by the Pledgee with reasonable care. Notwithstanding the provisions of Section 6.b., the Pledgee shall have no duty to exercise any voting and/or other consensual rights and powers with respect to the Pledged Collateral or any part thereof, to exercise any right to redeem, convert or exchange any securities included in the Pledged Collateral, to enforce or see to the payment of any dividend, principal or interest payment or other distribution payable or distributable on or with respect to the Pledged Collateral or any part thereof, or otherwise to preserve any rights in respect of the Pledged Collateral against any third parties, and Pledgee shall not be liable or accountable to the Pledgor in respect of any of the foregoing. The Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral if it takes such action for such purpose as the Pledgor may request in writing, but any failure to take any action requested by the Pledgor shall not, in and of itself, be deemed to constitute a failure on the part of the Pledgee to exercise reasonable care in respect of the custody and preservation of the Pledged Collateral or any part thereof.

		13.	Expenses.  The Pledgor agrees to pay to
Pledgee, on its demand, all reasonable out-of-pocket expenses (including its reasonable attorneys' fees) incurred in connection with the enforcement of this Pledge Agreement, the care and custody of the Pledged Collateral (or any part thereof), and the sale or collection of the Pledged Collateral (or any part thereof). Should any representation or warranty on the part of the Pledgor be breached, the Pledgee may (but shall not be obligated to) do the same or cause it to be done, or remedy any such breach, and there shall be added to the liabilities of the Pledgor, the reasonable cost or expense of so doing, and any and all reasonable amounts expended in taking any such action shall be repayable to the Pledgee by the Pledgor upon demand. All such amounts or expenses shall bear interest at NationsBank (or its successors) prime rate for one year commercial loans as announced and in effect from time to time, plus four percent (4%) per annum until paid in full.

		14.	No Waiver; Cumulative Remedies.  No failure on
the part of the Pledgee to exercise, and no delay in exercising, any right, power or remedy under this Pledge Agreement shall operate as a waiver, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise or the exercise of any other right, power or remedy. All remedies of the Pledgee under this Pledge Agreement are cumulative and are not exclusive of any other remedies available under the SPA and any document delivered in connection with the SPA, at law or in equity.

		15.	Termination.  This Pledge Agreement shall
terminate when all Obligations have been irrevocably paid and satisfied in full, at which time the Pledgee shall reassign and redeliver (or cause to be reassigned or redelivered) to the Pledgor, or to such person or persons as the Pledgor shall designate, against receipt, such of the Pledged Collateral (if any) and Stock Powers which have not been sold or otherwise applied pursuant to the terms of this Pledge Agreement and as shall still be held by it, together with appropriate instruments of assignment and release. Any such reassignment shall be without recourse to or warranty by the Pledgee and at the expense of the Pledgor.

		16.	Binding Agreement; Assignment.  This Pledge
Agreement and its terms, covenants and conditions shall be binding on and inure to the benefit of all parties, their successors and assigns, except that the Pledgor shall not be permitted to assign this Pledge Agreement or any interest in the Pledged Collateral, or any part thereof, or otherwise pledge, encumber or grant any lien or option with respect to the Pledged Collateral, or any part thereof, or any cash or property held as collateral under this Pledge Agreement, without the prior written consent of the Pledgee.

		17.	Written Changes, Headings.  Neither this
Pledge Agreement nor any of its provisions may be amended, modified, waived, discharged or terminated, nor may any of the Pledged Collateral be released or the pledge or the security interest created extended, except by an instrument, in writing, signed by all the parties. The Section headings used in this Pledge Agreement are for convenience of reference only and shall not define or limit the provisions of this Pledge Agreement.

		18.	Severability.  In case any lien or other right
of the Pledgee under this Pledge Agreement is held to be invalid, illegal or unenforceable, such invalidity, illegality and/or unenforceability shall not affect any other lien or right of the Pledgee under this Pledge Agreement, the SPA and any document delivered in connection with the SPA.

		19.	GOVERNING LAW.  THIS PLEDGE AGREEMENT
(INCLUDING MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE), THE RIGHTS, REMEDIES AND OBLIGATIONS OF THE PARTIES WITH RESPECT TO THE PLEDGED COLLATERAL, AND ALL MATTERS CONCERNING THE VALIDITY, PERFECTION AND EFFECT OF NON-PERFECTION OF THE PLEDGE, SHALL BE GOVERNED BY AND PERFORMED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF VIRGINIA.

		20.	Notices.  Any notice or communication which
must be given or may be given by the Pledgor or the Pledgee under this Pledge Agreement must be in writing and shall be deemed given by the sending party and received by the receiving party when such notice or request is hand delivered to the persons designated below for the receiving party or three (3) days after such notice or request is posted in the certified mail of the United States, postage pre-paid, return receipt requested and addressed to the person designated for the receiving party at the address designated below. The Pledgor and the Pledgee designate the following persons at the following addresses to receive any notice or communication which may be given under this Pledge Agreement:

			a.	For Pledgor:

				Jack D. Witt
				Glenna J. Witt
				c/o Eldyne, Inc.
				9775 Clairemont Mesa Boulevard
				San Diego, CA 93124-1324

				With a copy to:

				Joseph Yenouskas, Esq.
				Shea & Gardner
				1800 Massachusetts Avenue, N.W.
				Washington, D.C.  20036

			b.	Unidyne Corporation:

				Unidyne Corporation
				3835 Princess Anne Road
				Norfolk, VA 23502

			c.	For Pledgee:

				Joretta Watts
				1472 Five Hill Trail
				Virginia Beach, VA 23452

				With a copy to:

				Thomas R. Frantz, Esq.
				CLARK & STANT, P.C.
				900 One Columbus Center
				Virginia Beach, Virginia  23462

		IN WITNESS WHEREOF, the parties hereto have executed this Pledge Agreement as of the date first above written.


							Unidyne
Corporation,
							a Virginia
corporation


							By:
	/s/ Jack D. Witt
							Its:
	President



								/s/

							Jack D. Witt


								/s/

							Glenna J. Witt


								/s/

							Joretta Watts


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